

Mail Stop 3720

December 4, 2015

Kenneth L. Dumas
Chief Financial Officer
LoJack Corporation
40 Pequot Way
Canton, MA 02021

      Re: LoJack Corporation
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed March 16, 2015
              File No. 001-08439

Dear Mr. Dumas:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

1.   We note that your revenues have declined between 2013 and 2014 and during the first nine months of 2015. In particular, the revenues from your North American segment, primarily Canada, appear to have been the primary driver behind the decline. However, your discussion of "key economic factors and trends" affecting your business focuses on the continued moderate growth of the U.S. economy and retail automotive market. Please expand to discuss any negative factors that have contributed to your decline and clarify whether the almost two year decline in revenues is indicative of a known adverse trend. In this regard, we note your recent decision to cease sales operations in Canada for LoJack Stolen Vehicle Recovery Systems but it is no explanation as to why management

chose to do so and the future impact this will have on your North American results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Senior Staff Accountant at 202-551-3349 or Ivette Leon, Assistant Chief Accountant at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at 202-551-3208 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications